EXHIBIT 99.1

Reed V. Tuckson, M.D. Joins Acasti's Board of Directors

LAVAL, Quebec, Nov. 5, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), a subsidiary of Neptune Technologies & Bioressources Inc., announces the appointment of Reed V. Tuckson, M.D. to its Board of Directors. Dr. Tuckson's appointment increases Acasti's Board to 6 members, 4 of whom are independent directors.

"Dr. Tuckson is a recognized leader in his field," highlighted Mr. Henri Harland, President and CEO of Acasti. "He brings a strong reputation, deep industry knowledge and valuable insight into health and medical care, including the translation of science and technology into clinical interventions. We look forward to his leadership in supporting and communicating our science-based research and drug development activities on omega-3 phospholipids."

"Throughout my career, whether as Commissioner of Public Health for the District of Columbia, as Chief of Medical Affairs for the largest health insurer in the United States, or as Managing Director of Tuckson Health Connections, I have always sought to bring the most effective health solutions to the greatest possible number of people," said Dr. Tuckson. "The differentiated benefits of omega-3 phospholipids for pharmaceutical applications are becoming better understood and I am excited about the opportunities ahead for Acasti and its prescription drug candidate, CaPre®. I believe that CaPre® has the potential to make a real difference in cardiovascular care for people worldwide.  I look forward to joining Acasti's Board and supporting and communicating the developments that continue to be key to the Corporation's continued success."

Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and wellbeing company, which includes the United States largest health insurer and the industry's most comprehensive health services company.

Among his many committee memberships, Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation. Dr. Tuckson has been noted several times by Modern Healthcare Magazine as one of the "50 Most Powerful Physician Executives" in healthcare and Black Enterprise Magazine featured him as one of the "Most Powerful Executives in Corporate America".

Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania's General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the medical food and prescription drug markets.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com